

Nasdaq: PEBO

Investor Presentation

2nd Quarter 2015

Safe Harbor Statement

Statements in this presentation which are not historical are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include discussions of the strategic plans and objectives or anticipated future performance and events of Peoples Bancorp Inc. ("Peoples").

The information contained in this presentation should be read in conjunction with Peoples' Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the "2014 Form 10-K") and the earnings release for the second quarter and six months ended June 30, 2015 (the "Second Quarter Earnings Release") included in Peoples' Current Report on Form 8-K furnished to the Securities and Exchange Commission ("SEC") on July 24, 2015, each of which is available on the SEC's website (www.sec.gov) or at Peoples' website (www.peoplesbancorp.com). Peoples expects to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the "Second Quarter Form 10-Q") with the SEC on or about July 29, 2015. As required by U.S. generally accepted accounting principles, Peoples is required to evaluate the impact of subsequent events through the issuance date of Peoples' consolidated financial statements as of and for the fiscal quarter ended June 30, 2015 as part of its Second Quarter Form 10-Q. Accordingly, subsequent events could occur that may cause Peoples to update its critical accounting estimates and to revise its financial information from that which is contained in this presentation.

Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in Peoples' 2014 Form 10-K under the section, "Risk Factors" in Part I, Item 1A and in the Second Quarter Earning Release. As such, actual results could differ materially from those contemplated by forward-looking statements made in this presentation. Management believes that the expectations in these forward-looking statements are based upon reasonable assumptions within the bounds of management's knowledge of Peoples' business and operations. Peoples disclaims any responsibility to update these forward-looking statements to reflect events or circumstances after the date of this presentation.



Corporate Profile



- **Financial holding company headquartered in Marietta, Ohio.**
  - Provide a broad range of banking, insurance, and investment services
- **Current snapshot:**
  - Assets: $3.2 billion   — Loans: $2.0 billion
  - Deposits: $2.5 billion
  - Market capitalization: $439 million
  - Assets under Management: $1.9 billion
- **Current footprint**
  - Located along major transportation routes
  - Demographics:
    - Total population: Approx. 5.0 million
    - Median income: $39,189
  - Key industries:
    - Health care
    - Manufacturing (plastics/petrochemicals)
    - Oil/gas/coal activities (shale opportunities)
    - Education and social services
    - Tourism
  - Unemployment rates:
    - OH : **5.2%**
    - WV: 7.0%
    - KY: 5.0%
    - US: 5.5%



Market data as of July 21, 2015
Unemployment data as of May 2015
Financial data as of June 30, 2015



Investment Rationale



- **Unique community banking model**
  - Greater revenue diversity for a community bank our size (30% to 35% fee-based)
  - Strong community reputation and active involvement
  - Local market teams capable of outmaneuvering larger banks
  - More sophistication and product breadth than smaller banks

- **Strong, growing fee-based businesses**
  - Sizable market share in several areas
  - Prior insurance acquisitions producing steady returns
  - Potential wealth management opportunities

- **Capacity to grow our franchise**
  - Strong fundamentals (capital, liquidity, competency) to support active M&A strategy
  - Scalable IT capabilities
  - Passionate and talented associates

- **Committed to disciplined execution**
  - Strong, integrated enterprise risk management process
  - Focused on business line performance and contribution



2015 Outlook



- **Efficiency ratio goal of 65% for second half of 2015**
  - Acquisition costs from NB&T will be minimal in second half of the year
  - Core operating expense run-rate of $26.5 million in Q3 and Q4
- **Effective balance sheet management**
  - Invest excess seasonal and NB&T cash into securities portfolio
  - Reduce securities portfolio once loan growth takes hold
- **Net interest margin expected to stabilize in low 3.50's for remainder of year**
  - Core net interest margin expansion of 6 to 7 basis points
  - Net accretion income from acquisitions of 12 to 15 basis points
- **Annual organic loan growth of 7% to 9%**
  - Loan growth is expected to accelerate in Q3 and Q4
  - Strong commercial loan pipeline to support growth
- **Superior asset quality standards**
  - Annual net charge-off rate of 20 to 30 basis points to average loans
  - Actual net charge-off rate of 7 basis points through first half of year
- **Active acquisition strategy to continue**
  - Focus will be on insurance and investment opportunities to build fee-based revenue
  - No bank deals anticipated in the second half of the year



2015 Core Operating Expenses*



(thousands)



Q1: $23,502**
Q2: $27,658
Q3 Est.: $26,500
Q4 Est.: $26,500

* Excludes acquisition costs, pension settlement charges and other non-core expense items



** Recognized only a partial quarter of NB&T expenses. NB&T acquisition closed March 6, 2015

Strategic Road Map



"Best Community Bank in America"

- Excellent Financial Results and Shareholder Return
- Great Place to Work
- Great Place to Bank
- Meaningful Impact on Our Communities

Responsible Risk Management	Extraordinary Client Experience	Profitable Revenue Growth	Superior Workforce
• Our Way of Life	• Broad Delivery Channels	• M & A	• Right People / Right Job
• Asset Quality	• Delight the Customer	• Sales & Service Process	• Appetite for Winning
• Compliance / Regulatory		• Define the Ideal Client Profile for New Relationships	• Culture of Learning
• Operational Risk	• Knowledgeable, Caring Associates Consistently Delivering Competent Advice / Solutions	• Best Client Retention	• Coaching / Development
• Information Security		• Relationship Reviews; Value Added	• No Whiners / No Excuses
• Change Management	• Consistent Experience at Every Touch Point	• Deepen Relationships / Cross Sell	• Accountability / Performance Metrics
• Execution Risk		• Understand Customer Needs	
• Reputational Risk	• DWYSYWD	• Seek Client Referrals	• Reward / Recognition

How we do it:

1. **Create a Winning Culture:** Embrace change / active learners / help each other win / communicate effectively
2. **Human Capital Development:** Define the behaviors and goals / provide the training / measure / coach / reward
3. **Pricing Discipline:** Focus on the risk-adjusted margin / fair prices, fair returns
4. **Operating Efficiencies:** Quest for continuous improvement / revenue growth faster than expense growth
5. **Merger Integration:** Manage the risk / retain and grow the revenue / lower the cost / delight the community

Strategic Priorities



Positive Operating Leverage
- Primary emphasis on revenue growth
- Disciplined expense management
- Expand revenue vs. expense growth gap beyond 2%
- Target efficiency ratio below 65%

Superior Asset Quality
- Balance growth with prudent credit practices
- Improve diversity within the loan portfolio
- Preserve key metrics superior to most of our peers

High Quality Balance Sheet
- Adjust earning asset mix by shifting investments to loans
- Achieve meaningful loan growth each year
- Maintain emphasis on core deposit growth
- Prudent use of capital (dividends & acquisitions)



Strategic Targets

	Metrics	Actual 2013	Actual 2014	Actual Q2 2015*	5-Year Strategic Target Range
Positive Operating Leverage	Net interest margin (Fully-tax equivalent)	3.23%	3.45%	3.46%	3.60% to 3.80%
	Total revenue growth	3.53%	18.31%	42.50%	5% to 8%
	Total expense growth	7.55%	24.52%	43.86%	3% to 6%
	Non-interest income to total revenue	40.19%	36.56%	32.48%	35% to 40%
	Efficiency	71.90%	75.37%	74.20%	58% to 62%
Superior Asset Quality	NPAs to total loans + OREO	0.67%	0.75%	1.25%	0.70% to 1.00%
	Net charge-offs to average loans (1)	–0.35%	-0.03%	0.10%	0.30% to 0.50%
High Quality Balance Sheet	Loans to total assets	58.09%	63.12%	62.67%	60% to 70%
	Deposits to total funding	87.04%	87.85%	92.00%	80% to 90%
	Tier 1 capital	12.42%	14.32%	13.98%	10% to 13%
	TE to tangible assets (2)	7.26%	9.39%	8.73%	7.50% to 8.50%
Execute on Strategies	Return on equity	7.92%	6.16%	4.69%	Over 10%
	Return on assets	0.91%	0.74%	0.61%	Over 1%
	Pre-provision net revenue to assets (2)	1.26%	1.10%	0.99%	Over 1.80%
	Revenue vs. expense growth gap	-4.02%	-6.21%	-1.36%	Over 2%
	Dividend payout (3)	33.20%	43.10%	56.14%	30% to 40%

Current 5-year strategy planning period = 2015 to 2019

(1) Presented on an annualized basis
(2) Non-GAAP financial measure. See Appendix.
(3) Dividend data reflects amounts declared with respect to earnings for the period indicated



* Includes $0.7 million in acquisition charges, largely related to the NB&T transaction



NationalBank AND TRUST COMPANY

NB&T Financial Group Inc.
(NASDAQ: NBTF)



- Deal announced on August 4, 2014 and closed / converted on March 6, 2015
- 22 offices in SW Ohio
- Important step in Peoples' quest to "Build the Best Community Bank in America"
- Top market share in both Clinton County and Brown County



OH
WV
KY

Transaction rationale:

– Market expansion to southwest, Ohio (Cincinnati / Dayton) market place
– Hired Ed Reilly, former southwest Ohio District President for Key Bank, to lead southwest Ohio
– Resulting in assets over $3.2 billion and market cap of approximately $439 million at 7/21/15
– Moved to 12th highest deposit market share in Ohio

Financial summary (as of 3/6/15):

– Total assets = $720 million
– Total loans = $390 million
– Total deposits = $630 million

Creates one of the largest community banks in Ohio









NationalBank
AND TRUST COMPANY
Wilmington Main Office
Lebanon Office
MURPHY
GOLDFINGER
FREE MOVIE SAT 7PM
VETERANS DAY SHOW
NOV 9 2PM
Batavia Office
Downtown Wilmington





Our Capabilities



	National Banks					PEOPLES BANCORP	***Community Banks***				
Online Channel	Chase	Wells Fargo	Bank of America	PNC	Huntington		City National	Community Trust	Wes-Banco	Park National	United Bank
Bill Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Online Account Opening	Yes	Yes	Yes	Yes	Yes	Yes ★	Yes	No	No	No	No
Online Loan Applications	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	No
Online Financial Management	No	Yes	Yes	Yes	Yes	Yes ★	No	No	No	No	Yes
ACH, Wires Stop Payments	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Positive Pay	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	No	Yes	Yes
Tax Services	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	No	Yes
P2P Payments	Yes	Yes	Yes	Yes	No	Pending	No	No	No	No	No
Online Chat	No	No	Yes	Yes	Yes	Yes ★	No	No	No	No	No
Mobile Channel											
Text Alerts	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Bill Pay-Specific to Mobile	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
iPhone/iPad/Andriod Apps	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Text Banking	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Mobile Deposit Capabilities	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
Business Support Center	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	Yes	Yes	No
Social Media Channel											
Facebook	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	No
Twitter	Yes	Yes	Yes	Yes	Yes	Yes	Yes	No	Yes	Yes	Yes
YouTube	Yes	Yes	Yes	Yes	Yes	Yes ★	No	No	No	Yes	Yes
LinkedIn	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Other Channels											
Prepaid Debit Card	Yes	Yes	Yes	Yes	No	Yes ★	No	Yes	No	Yes	No
Prepaid Gift Card	Yes	Yes	Yes	Yes	Yes	Yes ★	No	Yes	Yes	No	No
Employer-Loaded Pay Cards	Yes	N/A	Yes	N/A	Yes	Yes ★	No	No	No	No	No

★ **Indicates Peoples has advantage over Community Bank group**



Peoples BANCORP

Information accurate as of June 2015

Loan and Deposit Composition





Loan Portfolio

- Deposit Account OD 0.2%
- Construction 3.1%
- HELOCs 5.2%
- Consumer 10.3%
- CRE 36.9%
- Residential Real Estate 28.0%
- C&I 16.3%

Deposit Portfolio

- Non-Interest Bearing 26.7%
- Retail CDs 18.9%
- MMDA 15.6%
- Public Funds 12.0%
- Savings 16.1%
- Brokered CDs 1.5%
- Interest-Bearing Demand 9.2%

Data as of June 30, 2015



Insurance & Investment Income Composition





Insurance Revenue

- Agency Fees 1.2%
- Other 0.6%
- Performance based 13.1%
- Life & Health Insurance 12.6%
- P&C Personal Lines 11.7%
- P&C Commercial Lines 60.8%

Investment Revenue

- Employee Benefits 15.0%
- Brokerage 27.8%
- Fiduciary 57.2%

Trailing 12 Months Revenue from June 30, 2015



Our Businesses



- **Commercial Banking**
  - 12% organic commercial loan growth in 2014; 9% growth in Q2 2015
  - Expanding pipeline expected to drive 8% to 10% growth in 2015
  - Legal lending limit over $40 million with NB&T

- **Retail Banking**
  - 3.5% organic checking account growth; 27% non-interest bearing DDA to total deposits
  - $42 million or 43% indirect auto loan growth compared to a year ago

- **Insurance**
  - Commercial Property & Casualty lines comprising 61% of revenue
  - Expanding Life & Health segment comprising 13% of revenue
  - Performance-based income consistent with first half of last year

- **Trust and Investments**
  - $1.9 billion in assets under management, including $283 million from NB&T
  - Retirement planning, 401(k) administration, brokerage and trust services
  - Contributed double-digit revenue growth year over year



Target Growth Areas





I-70 Expansion
- High growth potential
- Recently added new talent

I-77 Expansion
- Bank opportunities
- Wealth management and insurance opportunities
- Shale oil / gas activity

Southwest Ohio
- Wealth management or insurance opportunities to complement NB&T
- Attractive growth and market dynamics

Footprint Development
- Increase market share in all areas
- Insurance & wealth management expansion potential

Morgantown Potential
- Minimal community banks
- Nearly 30,000 people

Kentucky Expansion
- Bank opportunities in other parts of the state

I-64 Expansion
- Insurance & wealth management growth opportunities
- Explore banking opportunities



Refreshing Acquired Branches



- **Retrofitting acquired offices**
  - Floor-to-ceiling renovations
  - Completed renovations of our Midwest and Ohio Heritage branches; North Akron is in process
  - NB&T branch refresh will be phased in during 2015
  - Used national branch design experts

- **Key Benefits**
  - All delivery channels "Best in Class"
  - Consistent look with our new brand
  - More engaging customer environment
  - Better utilization of office space
  - Enhanced customer sales discussions
  - Increased office visits and sales activity

Before



After





Our M&A Strategy



- **Optimize our current footprint**
  - Gain market share and improve operating efficiency
  - Create more density through disciplined expansion

- **Target areas with characteristics similar to existing markets**
  - Expand along major transportation routes
  - Focused on "mid-major" communities or suburbs of major cities

- **Acquire franchises that complement our strategy**
  - Maintain revenue diversity with insurance and investment providers
  - Capitalize on accretion potential of smaller banks (under $200 million)
  - Improve balance sheet mix and size with larger banks ($200-$1 billion)

- **Improve shareholder return**
  - All transactions must be accretive by year 2
  - Limit dilution of tangible book value to 5% per transaction
  - Recapture tangible book value dilution within 4 years

- **Use M&A to augment organic growth**



Appendix



Annual Financial Summary



	Metrics	FY 2012	FY 2013	FY 2014
Financial Performance	Diluted EPS	$1.92	$1.63	$1.35
	Return on common equity	9.52%	7.92%	6.16%
	Return on assets	1.11%	0.91%	0.74%
	Pre-provision net revenue to assets (1)	1.41%	1.26%	1.10%
	Net interest margin (FTE)	3.39%	3.23%	3.45%
	Efficiency ratio	69.55%	71.90%	75.37%
Capital	Tier 1 capital	14.06%	12.42%	14.32%
	Total capital	15.43%	13.78%	15.48%
	TE to TA (1)	8.28%	7.26%	9.39%
	TBV per share (1)	$14.52	$13.57	$15.57
Asset Quality	NPAs to loans + OREO	1.48%	0.67%	0.75%
	NPAs to TE + ALLL	8.57%	6.01%	4.88%
	ALLL to originated loans	1.81%	1.57%	1.48%
	Net c/o's to avg loans	0.12%	- 0.35%	-0.03%
	Loan loss prov to avg loans	- 0.49%	- 0.42%	0.03%

(1)   Non-GAAP financial measure. See Appendix.



Quarterly Financial Summary



	Metrics	2Q 2014	3Q 2014	4Q 2014	1Q 2015*	2Q 2015*
Financial Performance	Diluted EPS	$0.32	$0.32	$0.28	$-0.04	$0.27
	Return on equity	5.91%	5.84%	5.03%	-0.78%	4.69%
	Return on assets	0.67%	0.73%	0.66%	-0.10%	0.61%
	Pre-provision net revenue to assets (1)	1.10%	0.96%	0.99%	0.00%	0.99%
	Net interest margin (FTE)	3.39%	3.49%	3.53%	3.46%	3.46%
	Efficiency ratio	75.58%	77.82%	76.55%	96.71%	74.20%
Capital	Tier 1 capital	12.33%	14.53%	14.32%	14.05%	13.98%
	Total capital	13.65%	15.73%	15.48%	15.02%	14.99%
	TE to TA (1)	7.90%	9.40%	9.39%	8.61%	8.73%
	TBV per share (1)	$15.07	$15.50	$15.57	$14.53	$14.52
Asset Quality	NPAs to loans + OREO	0.92%	0.66%	0.75%	0.68%	1.25%
	NPAs to TCE + ALLL	6.75%	4.27%	4.88%	4.63%	8.87%
	ALLL to originated loans	1.49%	1.47%	1.48%	1.48%	1.42%
	Net c/o's to avg loans (2)	0.02%	-0.16%	-0.05%	0.03%	0.10%
	Loan loss prov to avg loans (2)	0.19%	-0.11%	0.03%	0.08%	0.13%

(1) Non-GAAP financial measure. See Appendix
(2) Presented on an annualized basis



* Includes $9.6 million and $0.7 million in NB&T acquisition charges recorded in Q1 and Q2 respectively

Key Drivers of Shareholder Value





LTM Revenue Growth

20.0%
5.1%
5.9%
PEBO
Peers
$1-5B

NPAs to Loans and OREO

0.57%
1.19%
1.60%
PEBO
Peers
$1-5B

LTM Fee Revenue to Average Assets

1.67%
1.31%
0.86%
PEBO
Peers
$1-5B

LTM Price to Earnings

16.00x
14.13x
15.18x
PEBO
Peers
$1-5B

LTM Dividend Payout

68.18%
37.77%
32.26%
PEBO
Peers
$1-5B

Dividend Yield

2.52%
2.50%
2.11%
PEBO
Peers
$1-5B

Peers include: BKYF, CCNE, CHCO, CNND, CTBI, FBMI, FDEF, FISI, FMNB, FRME, GABC, HBNC, ISBA, LKFN, LNBB, MSFG, SRCE, STBA, SYBT, THFF, TMP

$1-5B peer group represents all publically-traded Midwest banks with total assets between $1 and $5 billion
Source: SNL Financial as of March 31, 2015; Pricing data as of July 21, 2015



Non-GAAP Measures



ADJUSTED CORE NET INCOME

Adjusted core net income is non-GAAP since it excludes non-core charges incurred during the period and the tax expense is adjusted to be the estimated, effective tax rate for the year.

($ in Thousands)	Q2 2014	Q1 2015	Q2 2015
Income (loss) before income taxes	$ 5,054	$ (840)	$ 7,144
Acquisition costs	(1,272)	(9,043)	(732)
(Losses) gains	(121)	(503)	(125)
Pension settlement charge	(536)	(269)	(103)
Other	–	(100)	(285)
Income (loss) before income taxes - Adjusted	$ 6,983	$ 9,075	$ 8,389
Income tax expense (31%)	2,165	2,813	2,601
Net income - Adjusted	**$ 4,818**	**$ 6,262**	**$ 5,788**
Weighted-average shares outstanding – Diluted - Reported	10,880,090	14,616,225	18,253,918
Capital raise shares impact prior to NB&T acquisition	-	1,314,010	-
Weighted-average shares outstanding – Diluted - Adjusted	10,880,090	13,302,215	18,253,918
(Loss) earnings per common share – Diluted - Reported	$ 0.32	$ (0.04)	$ 0.27
Earnings per common share – Diluted - Adjusted	$ 0.44	$ 0.43	$ 0.32



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

($ in Thousands)	2012	2013	2014
Income before income taxes	$ 29,910	$ 29,084	$ 24,178
Add: Provision for loan losses	–	–	339
Add: Impairment losses	–	–	–
Add: Loss on debt extinguishment	4,144	–	–
Add: Loss on loans held-for-sale and OREO	–	–	95
Add: Net loss on securities	–	–	30
Add: Loss on other assets	248	241	430
Less: Recovery of loan losses	4,716	4,410	–
Loss: Net gain on debt extinguishment	–	–	67
Less: Gain on loans held-for-sale and OREO	66	86	27
Less: Gain on securities	3,548	489	428
Less: Gain on other assets	–	–	–
Pre-provision net revenue	**$ 25,972**	**$ 24,340**	**$ 24,550**
Average assets	$ 1,841,289	$ 1,932,367	$ 2,240,534
Pre-provision net revenue to average assets	1.41%	1.26%	1.10%



Non-GAAP Measures



PRE-PROVISION NET REVENUE

Pre-provision net revenue (PPNR) represents a non-GAAP financial measure commonly used to evaluate the operating performance and trends of financial services companies, including Peoples. PPNR represents the earnings capacity that can be either retained in order to build capital or used to absorb unexpected losses and preserve existing capital. PPNR is defined as net interest income plus non-interest income minus non-interest expense. This measure is non-GAAP since it excludes provision for (recovery of) loan losses and all gains and/or losses included in earnings.

($ in Thousands)	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Income (loss) before income taxes	$ 5,054	$ 5,908	$ 6,285	$ (840)	$ 7,144
Add: Provision for loan losses	583	–	128	350	672
Add: Loss on debt extinguishment	–	–	–	520	–
Add: Loss on loans held-for-sale and OREO	–	–	95	8	73
Add: Loss on securities	–	–	–	–	–
Add: Loss on other assets	187	185	51	575	63
Less: Recovery of loan losses	–	380	–	–	–
Less: Gain on debt extinguishment	–	67	–	–	–
Less: Gain on loans held-for-sale and OREO	–	9	–	–	–
Less: Gains on securities	66	124	238	600	11
Less: Gains on other assets	–	–	–	–	–
Pre-provision net revenue	**$ 5,758**	**$ 5,513**	**$ 6,321**	**$ 13**	**$ 7,941**
Average assets *(in millions)*	$ 2,091.0	$ 2,277.2	$ 2,538.3	$ 2,762.3	$ 3,223.8
Pre-provision net revenue to average assets (a)	1.10%	0.96%	0.99%	0.00%	0.99%

(a) Presented on an annualized basis



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets, and the related amortization from earning. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousands)	**2012**	**2013**	**2014**
Tangible Equity:			
Total stockholders' equity, as reported	$ 221,728	$ 221,553	$ 340,118
Less: goodwill and other intangible assets	68,525	77,603	109,158
Less: preferred stockholders' equity	-	-	-
Tangible equity	$ 153,203	$ 143,950	$ 230,960
Tangible Assets:			
Total assets, as reported	$ 1,918,050	$ 2,059,108	$ 2,567,769
Less: goodwill and other intangible assets	68,525	77,603	109,158
Tangible assets	$ 1,849,525	$ 1,981,505	$ 2,458,611
Tangible Equity to Tangible Assets Ratio:			
Tangible equity	$ 153,203	$ 143,950	$ 230,960
Tangible assets	$ 1,849,525	$ 1,981,505	$ 2,458,611
Tangible equity to tangible assets	8.28%	7.26%	9.39%
Tangible Book Value per Share			
Tangible common equity	$ 153,203	$ 143,950	$ 230,960
Common shares outstanding	10,547,960	10,605,782	14,836,727
Tangible book value per share	$ 14.52	$ 13.57	$ 15.57



Non-GAAP Measures



Peoples uses tangible common equity ratios to evaluate the adequacy of Peoples' stockholders' equity. Such ratios represent non-GAAP financial information since the calculations exclude the impact of intangible assets acquired through acquisitions on both total stockholders' equity and total assets, and the related amortization from earning. Management believes this information is useful to investors since it facilitates the comparison of Peoples' operating performance, financial condition and trends to peers, especially those without a level of intangible assets similar to that of Peoples. The following table reconciles the calculation of these non-GAAP financial measures to amounts reported in Peoples' consolidated financial statements.

($ in Thousdands)	June 30, 2014	September 30, 2014	December 31, 2014	March 31, 2015	June 30, 2015
Tangible Equity:					
Total stockholders' equity, as reported	$ 244,270	$ 319,282	$ 340,118	$ 419,218	$ 418,164
Less: goodwill and other intangible assets	79,626	100,016	109,158	152,291	151,169
Tangible equity	$ 164,644	$ 219,266	$ 230,960	$ 266,927	$ 266,995
Tangible Assets:					
Total assets, as reported	$ 2,163,274	$ 2,432,903	$ 2,567,769	$ 3,253,835	$ 3,210,425
Less: goodwill and other intangible assets	79,626	100,016	109,158	152,291	151,169
Tangible assets	$ 2,083,648	$ 2,332,887	$ 2,458,611	$ 3,101,544	$ 3,059,256
Tangible Equity to Tangible Assets:					
Tangible equity	$ 164,644	$ 219,266	$ 230,960	$ 266,927	$ 266,995
Tangible assets	$ 2,083,648	$ 2,332,887	$ 2,458,611	$ 3,101,544	$ 3,059,256
Tangible equity to tangible assets	7.90%	9.40%	9.39%	8.61%	8.73%
Tangible Book Value per Share					
Tangible equity	$ 164,644	$ 219,266	$ 230,960	$ 266,927	$ 266,995
Common shares outstanding	10,926,436	14,150,279	14,836,727	18,374,526	18,391,575
Tangible book value per share	$ 15.07	$ 15.50	$ 15.57	$ 14.53	$ 14.52





Peoples BANCORP

Peoples BANCORP®

Nasdaq: PEBO

Investor Presentation

2nd Quarter 2015



2nd Quarter Earnings Release

